SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F      X           Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No     X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

SIGNATURES

News Release

CNH Reduces Debt by $2 Billion

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, IL (March 5, 2003) CNH Global N.V. (NYSE:CNH) today announced that its board of directors has approved plans to reduce the company’s net debt by $2 billion through the issuance of convertible perpetual preferred securities to a financial affiliate of CNH’s majority shareholder, Fiat S.p.A. The company expects to use the proceeds of the transaction to repay Equipment Operations indebtedness owed to Fiat Group companies.

The immediate benefits to CNH are expected to be substantial. The securities will carry an annual dividend rate of 0.0% until January 1, 2005. From that date, the annual dividend will be fixed at the dividend yield on the company’s common shares, plus an additional 150 basis points should the company achieve certain financial performance targets. Dividends will be payable annually in arrears, and deferrable for up to five years.

By retiring $2 billion of Equipment Operations debt coming due through 2005, CNH gains ample financial liquidity. Of the total debt being repaid, $1.3 billion matures in 2003. On a December 31, 2002 pro forma basis, Equipment Operations net debt will drop to a level of about $1.5 billion, and the company’s net debt-to-capitalization ratio will drop from 56% to 24%. Interest expense should be reduced by nearly $100 million on an annual pre-tax basis.

Concurrent with the issuance of preferred securities to Fiat, CNH will implement a 1-for-5 reverse split of the company’s common stock. Both transactions are expected to be effective in early April, 2003.

The preferred securities will automatically convert into CNH common stock on the basis of a conversion ratio of $20.00 per share (post-split), if the average post-split closing price per share of CNH common stock over a period of 30 consecutive trading days is greater than $24.00 per share at any time through and including December 31, 2006, or $21.00 per share at any time on or after January 1, 2007. The terms of the preferred securities cannot be amended without the approval of 95% of CNH’s shareholders.

“Our recapitalization plan will substantially improve the capital structure of CNH,” Michel Lecomte, CNH chief financial officer said. “This action provides the clearest possible evidence of majority shareholder Fiat’s commitment to CNH.”

Merrill Lynch & Co. served as financial advisor to CNH on this transaction.

CNH Global N.V. Global Managementment Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://wwww.cnh.com

An extraordinary general meeting of the company’s shareholders has been called for March 27, 2003 to ratify the company’s recapitalization plans. The meeting will be held at the company’s registered offices in Amsterdam, the Netherlands.

As announced separately, the board of directors of CNH has recommended an annual common share dividend of $0.25 per share, post-split.

CNH management will hold a conference call on Thursday, March 6, 2003 to review the recapitalization plan. The conference call webcast will begin at approximately 9:00 a.m. U.S. Eastern time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN. Security analysts in the United States may dial in on 1-888-455-9720; European analysts may dial in on (44) 0800-279-9053. A replay of this conference will be available through the company’s website approximately two hours after the call.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands. Visit us at www.cnh.com to learn more about CNH.

Forward Looking Statements. The statements contained in this press release that are not historical in nature are forward-looking statements. Forward-looking statements are not guarantees since there are inherent difficulties in predicting future results, and actual results could differ materially from those expressed or implied in the forward looking statements. For a list of major factors that could cause actual results to differ materially from those projected, please refer to CNH’s annual report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ Darlene M. Roback

Darlene M. Roback Assistant Secretary

March 7, 2003